Exhibit 99.1

unaudited condensed consolidated interim financial statements

For the three and nine months ended March 31, 2023 and 2022

(Expressed in US Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	March 31, 2023	June 30, 2022
ASSETS
Current Assets
Cash		$10,624,228	$29,322,504
Short-term investments		210,112	192,398
Receivables	6	360,768	3,193,926
Deposits and prepayments		825,127	479,266
		12,020,235	33,188,094
Non-current Assets
Other tax receivable	3	5,372,588	3,631,796
Equity investments		288,591	496,741
Plant and equipment	5	1,393,707	1,462,848
Mineral property interests	6	100,733,218	85,298,776
TOTAL ASSETS		$119,808,339	$124,078,255

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$3,430,832	$3,492,269
Due to a related party	7	61,710	377,031
		3,492,542	3,869,300
Total Liabilities		3,492,542	3,869,300

Equity
Share capital	8	155,123,249	153,707,576
Share-based payment reserve		18,087,659	15,395,486
Accumulated other comprehensive income		9,951,054	11,704,949
Deficit		(66,759,277)	(60,527,857)
Total equity attributable to the equity holders of the Company		116,402,685	120,280,154

Non-controlling interests	9	(86,888)	(71,199)
Total Equity		116,315,797	120,208,955

TOTAL LIABILITIES AND EQUITY		$119,808,339	$124,078,255

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Notes	2023	2022	2023	2022
Operating expense
Project evaluation and corporate development		$(154,017)	$(240,620)	$(340,114)	$(490,150)
Depreciation		(50,465)	(41,041)	(156,657)	(122,488)
Filing and listing		(59,558)	(35,462)	(264,784)	(205,575)
Investor relations		(226,827)	(113,598)	(495,176)	(349,597)
Professional fees		(116,987)	(77,974)	(287,513)	(377,264)
Salaries and benefits		(412,395)	(570,857)	(1,171,969)	(1,428,409)
Office and administration	7	(412,825)	(435,689)	(1,132,622)	(1,032,940)
Share-based compensation	8(b)	(944,406)	(9,133)	(2,515,235)	(479,272)
		(2,377,480)	(1,524,374)	(6,364,070)	(4,485,695)

Other income (expense)
Net income from investments	4	$119,438	$124,860	$161,219	$208,412
Foreign exchange (loss) gain		(18,683)	(36,439)	(32,540)	164,405
		100,755	88,421	128,679	372,817
Net loss		$(2,276,725)	$(1,435,953)	$(6,235,391)	$(4,112,878)

Attributable to:
Equity holders of the Company		$(2,275,519)	$(1,408,892)	$(6,231,420)	$(4,083,059)
Non-controlling interests	9	(1,206)	(27,061)	(3,971)	(29,819)
Net loss		$(2,276,725)	$(1,435,953)	$(6,235,391)	$(4,112,878)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.04)	$(0.03)
Weighted average number of common shares - basic and diluted		157,104,944	155,905,660	156,883,251	155,379,647

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Expressed in US dollars)

		Three month ended March 31,		Nine month ended March 31,
	Notes	2023	2022	2023	2022

Net loss		$(2,276,725)	$(1,435,953)	$(6,235,391)	$(4,112,878)
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		45,715	637,970	(1,765,613)	(519,777)
Other comprehensive income (loss), net of taxes		$45,715	$637,970	$(1,765,613)	$(519,777)

Attributable to:
Equity holders of the Company		$43,818	$636,990	$(1,753,895)	$(529,305)
Non-controlling interests	9	1,897	980	(11,718)	9,528
Other comprehensive inncome (loss), net of taxes		$45,715	$637,970	$(1,765,613)	$(519,777)
Total comprehensive loss, net of taxes		$(2,231,010)	$(797,983)	$(8,001,004)	$(4,632,655)

Attributable to:
Equity holders of the Company		$(2,231,701)	$(771,902)	$(7,985,315)	$(4,612,364)
Non-controlling interests		691	(26,081)	(15,689)	(20,291)
Total comprehensive loss, net of taxes		$(2,231,010)	$(797,983)	$(8,001,004)	$(4,632,655)

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Notes	2023	2022	2023	2022
Operating activities
Net loss		$(2,276,725)	$(1,435,953)	$(6,235,391)	$(4,112,878)
Add (deduct) items not affecting cash:
Net income from investments	4	(119,438)	(124,860)	(161,219)	(208,412)
Depreciation		50,465	41,041	156,657	122,488
Share-based compensation	8(b)	963,181	10,173	2,578,039	490,321
Unrealized foreign exchange loss (gain)		18,683	36,439	32,540	(164,405)
Changes in non-cash operating working capital	13	30,196	430,457	(1,064,068)	1,047,383
Interests received	4	79,521	30,500	329,745	83,311
Net cash used in operating activities		(1,254,117)	(1,012,203)	(4,363,697)	(2,742,192)

Investing activities
Mineral property interest Capital expenditures		(5,207,500)	(2,318,302)	(14,710,083)	(7,625,886)
Proceeds on disposals		-	-	2,986,188	-
Plant and equipment
Additions	6	(10,684)	(238,304)	(90,827)	(407,088)
Proceeds on disposals		-	1,808	-	1,808
Changes in other tax receivable		(483,181)	(265,734)	(1,740,792)	(859,007)
Net cash used in investing activities		(5,701,365)	(2,820,532)	(13,555,514)	(8,890,173)

Financing activities
Proceeds from issuance of common shares		244,471	377,310	504,988	1,296,208
Net cash provided by financing activities		244,471	377,310	504,988	1,296,208
Effect of exchange rate changes on cash		22,356	472,235	(1,284,053)	(313,414)

Decrease in cash		(6,688,655)	(2,983,190)	(18,698,276)	(10,649,571)
Cash, beginning of the period		17,312,883	38,775,101	29,322,504	46,441,482
Cash, end of the period		$10,624,228	$35,791,911	$10,624,228	$35,791,911
Supplementary cash flow information	13

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital
	Notes	Number of common shares issued	Amount	Share- based payment reserve	Accumulated other comprehensive income	Deficit	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, July 1, 2021		154,451,263	$149,629,543	$16,564,197	$13,641,379	$(54,106,972)	$125,728,147	$(3,590)	$125,724,557
Options exercised		1,368,831	1,973,583	(646,004)	-	-	1,327,579	-	1,327,579
Restricted share units distributed		292,233	1,216,501	(1,216,501)	-	-	-	-	-
Share-based compensation		-	-	473,404	-	-	473,404	-	473,404
Net loss		-	-	-	-	(4,083,059)	(4,083,059)	(29,819)	(4,112,878)
Currency translation adjustment		-	-	-	(529,305)	-	(529,305)	9,528	(519,777)
Balance, March 31, 2022		156,112,327	$152,819,627	$15,175,096	$13,112,074	$(58,190,031)	$122,916,766	$(23,881)	$122,892,885
Options exercised		469,500	704,312	(248,996)	-	-	455,316	-	455,316
Restricted share units distributed		50,000	183,637	(183,637)	-	-	-	-	-
Share-based compensation		-	-	653,023	-	-	653,023	-	653,023
Net loss		-	-	-	-	(2,337,826)	(2,337,826)	(20,964)	(2,358,790)
Currency translation adjustment		-	-	-	(1,407,125)	-	(1,407,125)	(26,354)	(1,433,479)
Balance, June 30, 2022		156,631,827	$153,707,576	$15,395,486	$11,704,949	$(60,527,857)	$120,280,154	$(71,199)	$120,208,955
Options exercised	8(b)	245,000	438,104	(153,558)	-	-	284,546	-	284,546
Restricted share units distributed	8(b)	236,922	757,127	(757,127)	-	-	-	-	-
Private placement	8(c)	90,090	220,442	-	-	-	220,442	-	220,442
Share-based compensation	8(c)	-	-	3,602,858	-	-	3,602,858	-	3,602,858
Net loss		-	-	-	-	(6,231,420)	(6,231,420)	(3,971)	(6,235,391)
Currency translation adjustment		-	-	-	(1,753,895)	-	(1,753,895)	(11,718)	(1,765,613)
Balance, March 31, 2023		157,203,839	$155,123,249	$18,087,659	$9,951,054	$(66,759,277)	$116,402,685	$(86,888)	$116,315,797

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable Mineral Reserves. The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of recoverable Mineral Reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2022. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2022.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended March 31, 2023 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on May 5, 2023.

(b) Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary, and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	March 31, 2023	June 30, 2022	Mineral properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%

(i)	British Virgin Islands (“BVI”)

3.	OTHER TAX RECEIVABLE

Other tax receivable is comprised of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT inputs through its exploration costs and general expenses incurred in Bolivia. These VAT inputs are deductible against potential future VAT outputs that will be generated through mining production sales.

4.	NET INCOME FROM INVESTMENTS

Net income from investments consists of:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2023	2022	2023	2022
Fair value change on equity investments	$(11,121)	$60,323	$(186,412)	$65,129
Fair value change on bonds	51,038	34,037	17,886	59,972
Interest income	79,521	30,500	329,745	83,311
Net income from investments	$119,438	$124,860	$161,219	$208,412

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

5.	PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2021	$630,000	$202,247	$242,582	$315,241	$201,735	$1,591,805
Additions	-	135,450	349,929	53,171	-	538,550
Disposals	-	(5,768)	(13,486)	(21,292)	(269)	(40,815)
Reclassifed among asset groups	-	76,426	-	(76,426)	-	-
Foreign currency translation impact	-	3	7	(4,330)	(7,692)	(12,012)
Balance, June 30, 2022	$630,000	$408,358	$579,032	$266,364	$193,774	$2,077,528
Additions	-	77,258	-	13,569	-	90,827
Foreign currency translation impact	-	-	-	(5,301)	(9,264)	(14,565)
Balance, March 31, 2023	$630,000	$485,616	$579,032	$274,632	$184,510	$2,153,790
Accumulated depreciation and amortization
Balance, July 1, 2021	$-	$(72,071)	$(137,584)	$(135,591)	$(127,920)	$(473,166)
Depreciation	-	(44,169)	(66,854)	(38,907)	(24,077)	(174,007)
Disposals	-	2,602	5,869	15,502	230	24,203
Foreign currency translation impact	-	(2)	(3)	2,996	5,299	8,290
Balance, June 30, 2022	$-	$(113,640)	$(198,572)	$(156,000)	$(146,468)	$(614,680)
Depreciation	-	(42,200)	(74,993)	(28,080)	(11,384)	(156,657)
Foreign currency translation impact	-	-	-	4,129	7,125	11,254
Balance, March 31, 2023	$-	$(155,840)	$(273,565)	$(179,951)	$(150,727)	$(760,083)

Carrying amount
Balance, June 30, 2022	$630,000	$294,718	$380,460	$110,364	$47,306	$1,462,848
Balance, March 31, 2023	$630,000	$329,776	$305,467	$94,681	$33,783	$1,393,707

6.	MINERAL PROPERTY INTERESTS

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Carangas	RZY Project	Total
Balance, July 1, 2021	$69,245,500	$3,163,304	$255,250	$2,871,368	$75,535,422
Capitalized exploration expenditures
Reporting and assessment	353,109	40	-	-	353,149
Drilling and assaying	4,990,082	1,625	3,752,094	-	8,743,801
Project management and support	1,917,060	45,773	1,020,422	-	2,983,255
Camp service	364,507	61,578	443,810	-	869,895
Geological surveys	-	25,508	-	-	25,508
Permit and license	14,529	7,554	7,812	-	29,895
Disposition	-	-	-	(3,071,240)	(3,071,240)
Foreign currency impact	(316,189)	(36,150)	(18,442)	199,872	(170,909)
Balance, June 30, 2022	$76,568,598	$3,269,232	$5,460,946	$-	$85,298,776
Capitalized exploration expenditures
Reporting and assessment	809,540	-	12,998	-	822,538
Drilling and assaying	1,894,337	977,881	7,494,614	-	10,366,832
Project management and support	2,132,773	197,791	966,757	-	3,297,321
Camp service	388,564	170,399	706,399	-	1,265,362
Permit and license	195,821	-	9,389	-	205,210
Foreign currency impact	(428,829)	(44,559)	(49,433)	-	(522,821)
Balance, March 31, 2023	$81,560,804	$4,570,744	$14,601,670	$-	$100,733,218

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 35 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three and nine months ended March 31, 2023, total expenditures of $1,223,506 and $5,421,035, respectively (three and nine months ended March 31, 2022 - $1,019,294 and $4,441,254, respectively) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the two exploration licenses that cover an area of 6.25 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project. The agreement has a term of 30 years and is renewable for an additional 15 years.

For the three and nine months ended March 31, 2023, total expenditures of $3,341,524 and $9,190,157, respectively (three and nine months ended March 31, 2022 - $1,155,206 and $3,126,314, respectively) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three and nine months ended March 31, 2023, total expenditures of $200,581 and $1,346,071, respectively (three and nine months ended March 31, 2022 - $30,596 and $41,401, respectively) were capitalized under the project.

(d)	RZY Project

The RZY Project, located in Qinghai, China was an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government for one-time cash compensation of $2.99 million (RMB ¥20 million) (the “RZY compensation transaction”).

On June 25, 2022, the Qinghai Government completed its approval process of the RZY compensation transaction. As a result, the Company disposed its RZY Project for cash consideration of $2,986,188 (RMB ¥20 million), which was included in the receivables balance as at June 30, 2022 and was received in full during the nine months ended March 31, 2023.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

7.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

Due to a related party	March 31, 2023	June 30, 2022
Silvercorp Metals Inc.	$61,710	$377,031

(a) Silvercorp Metals Inc. (“Silvercorp”) has one director and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Expenses in office and administration rendered and incurred by Silvercorp on behalf of the Company for the three and nine months ended March 31, 2023 were $192,028 and $673,626, respectively (three and nine months ended March 31, 2022 - $174,606 and $534,950, respectively).

During the year ended June 30, 2022, the Company’s subsidiary Qinghai Found borrowed $283,688 (RMB ¥1.9 million) from one of Silvercorp’s subsidiaries in China to facilitate the closure of the RZY compensation transaction. During the nine months ended March 31, 2023, the loan plus interest of $23,422 were repaid in full.

(b)	Compensation of key management personnel

The remuneration of directors and other key management personnel for the three and nine months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Director’s cash compensation	$14,779	$16,748	$44,820	$68,985
Director’s share-based compensation	172,042	139,040	602,802	317,809
Key management’s cash compensation	240,462	353,050	590,730	847,470
Key management’s share-based compensation	595,077	224,390	1,643,103	365,749
	$1,022,360	$733,228	$2,881,455	$1,600,013

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

8.	SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three and nine months ended March 31, 2023, a total of $944,406 and $2,515,235 respectively (three and nine months ended March 31, 2022 - $9,133 and $479,272, respectively) was recorded as share-based compensation expense.

For the three and nine months ended March 31, 2023, a total of $18,775 and $62,804, respectively (three and nine months ended March 31, 2022 - $1,040 and $11,049, respectively) was included in the project evaluation and corporate development expense.

For the three and nine months ended March 31, 2023, a total of $345,109 and $1,024,819, respectively (three and nine months ended March 31, 2022 - $146,265 and $16,918, respectively) was capitalized under mineral property interests.

(i)	Stock Options

The continuity schedule of stock options, as at March 31, 2023, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2021	3,115,832	1.56
Options Granted	2,702,000	3.72
Options exercised	(1,838,331)	1.23
Options cancelled/forfeited	(317,334)	3.13
Balance, June 30, 2022	3,662,167	3.18
Options Granted	1,136,000	3.45
Options exercised	(245,000)	1.55
Options cancelled/forfeited	(75,000)	3.55
Balance, March 31, 2023	4,478,167	3.33

During the nine months ended March 31, 2023, a total of 1,136,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$3.42 to CAD$3.67 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every 6 months after the date of grant until fully vested.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

The fair value of the options granted during the nine months ended March 31, 2023, were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine months ended March 31,
2023
Risk free interest rate	3.29%
Expected volatility	79.89%
Expected life of options in years	2.75
Estimated forfeiture rate	14.41%

The weighted average grant date fair value of options granted during the nine months ended March 31, 2023, was CAD$1.75. Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options.

The following table summarizes information about stock options outstanding as of March 31, 2023:

Exercise prices (CAD$)	Number of options outstanding as at 2023-03-31	Weighted average remaining contractual life (years)	Number of options exercisable as at 2023-03-31	Weighted average exercise price (CAD$)
$2.15	974,167	0.90	974,167	$2.15
$3.33	813,000	3.85	271,001	$3.33
$3.42	1,016,000	4.80	-	$3.42
$3.67	120,000	4.82	-	$3.67
$3.89	56,000	3.90	18,667	$3.89
$4.00	1,499,000	4.18	249,836	$4.00
$2.15 - $4.00	4,478,167	3.56	1,513,671	$3.89

Subsequent to March 31, 2023, a total of 100,000 options with an exercise price of CAD$2.15 were exercised for proceeds of $159,392 and a total of 10,000 options with exercise price of CAD$3.42 were cancelled.

Subsequent to March 31, 2023, a total of 50,000 stock options with a life of five years were granted to employees at exercise price of CAD$3.92 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every 6 months after the date of grant until fully vested.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

(ii)	RSUs

The continuity schedule of RSUs, as at March 31, 2023, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, July 1, 2021	794,900	$5.48
Granted	1,299,000	3.80
Cancelled/forfeited	(274,451)	5.25
Distributed	(342,233)	5.21
Balance, June 30, 2022	1,477,216	$4.11
Granted	887,000	3.44
Cancelled/forfeited	(29,133)	4.56
Distributed	(236,922)	4.27
Balance, March 31, 2023	2,098,161	$3.80

Subsequent to March 31, 2023, a total of 80,000 RSUs were granted to employees at grant date closing price of CAD$3.92 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every 6 months after the date of grant until fully vested.

Subsequent to March 31, 2023, a total of 23,583 RSUs were cancelled.

(c) Private Placement

On February 28, 2023, the Company closed a private placement to issue a total of 90,090 common shares at a price of CAD$3.33 (US$2.45) per share for gross proceeds of $220,442. The Company’s president, Mr. Andrew Williams, subscribed 75,075 common shares and one of the Company’s director, Mr. Dickson Hall, subscribed 15,015 common shares in this private placement.

9.	NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2021	$(3,590)
Share of net loss	(50,783)
Share of other comprehensive loss	(16,826)
Balance, June 30, 2022	$(71,199)
Share of net loss	(3,971)
Share of other comprehensive loss	(11,718)
Balance, March 31, 2023	$(86,888)

As at March 31, 2023 and June 30, 2022, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

10.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2023 and June 30, 2022 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$10,624,228	$-	$-	$10,624,228
Short-term investments	210,112	-	-	210,112
Equity investments	288,591	-	-	288,591

	Fair value as at June 30, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,322,504	$-	$-	$29,322,504
Short-term investments	192,398	-	-	192,398
Equity investments	496,741	-	-	496,741

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2023 and June 30, 2022, respectively.

There were no transfers into or out of Level 3 during the three and nine months ended March 31, 2023.

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at March 31, 2023, the Company had a working capital position of $8,527,693 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	March 31, 2023		June 30, 2022
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$3,430,832	$3,430,832	$3,492,269
Due to a related party	61,710	61,710	377,031
	$3,492,542	$3,492,542	$3,869,300

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	March 31, 2023	June 30, 2022
United States dollars	$530,037	$468,714
Bolivianos	1,079,305	886,188
Total	$1,609,342	$1,354,902

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$146,486	$-
Bolivianos	1,267,667	1,619,261
Total	$1,414,153	$1,619,261

As at March 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $3,800.

As at March 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $1,900.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2023. The Company, from time to time, also owns guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Page | 15

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at March 31, 2023, the Company had a receivables balance of $360,768 (June 30, 2022 - $3,193,926). There were no material amounts in receivables which were past due on March 31, 2023 (June 30, 2022 - $nil).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at March 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $30,000.

11.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and bonds. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

Page | 16

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

12.	SEGMENTED INFORMATION

As at and for the nine months ended March 31, 2023, the Company operates in four (as at and for the year ended June 30, 2022 – four) reportable segments, one being the corporate segment; the other three being the exploration and development segments based on the mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

Effective July 1, 2022, the Company revised its reportable segments to reflect recent changes in the CODM’s way of reviewing and assessing the Company’s performance. As a result, the “Silver Sand”, “Carangas”, and “Silverstrike” mineral projects, which were previously included in the “Bolivia” segment, are separately presented. The previously presented “China” reportable segment is now being reported as part of the Corporate segment. The comparative information has been reclassified as a result of these changes.

(a)	Segment information for assets and liabilities are as follows:

	March 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash	$9,762,477	$253,372	$280,951	$327,428	$10,624,228
Short-term investments	210,112	-	-	-	210,112
Equity investments	288,591	-	-	-	288,591
Plant and equipment	116,510	553,376	60,676	663,145	1,393,707
Mineral property interests	-	81,560,804	14,601,670	4,570,744	100,733,218
Other assets	878,448	3,697,827	1,757,570	224,638	6,558,483
Total Assets	$11,256,138	$86,065,379	$16,700,867	$5,785,955	$119,808,339

Total Liabilities	$(1,377,492)	$(244,836)	$(1,865,960)	$(4,254)	$(3,492,542)

	June 30, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash	$27,721,156	$1,008,477	$584,375	$8,496	$29,322,504
Short-term investments	192,398	-	-	-	192,398
Equity investments	496,741	-	-	-	496,741
Plant and equipment	86,901	665,207	40,275	670,465	1,462,848
Mineral property interests	-	76,568,598	5,460,946	3,269,232	85,298,776
Other assets	3,507,076	3,168,832	559,763	69,317	7,304,988
Total Assets	$32,004,272	$81,411,114	$6,645,359	$4,017,510	$124,078,255

Total Liabilities	$(1,693,443)	$(1,076,469)	$(1,092,415)	$(6,973)	$(3,869,300)

Page | 17

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Three months ended March 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(154,017)	$-	$-	$-	$(154,017)
Salaries and benefits	(412,395)	-	-	-	(412,395)
Share-based compensation	(944,406)	-	-	-	(944,406)
Other operating expenses	(769,991)	(71,339)	(20,002)	(5,330)	(866,662)
Total operating expenses	(2,280,809)	(71,339)	(20,002)	(5,330)	(2,377,480)

Net income from investments	119,438	-	-	-	119,438
Foreign exchange (loss) gain	(25,151)	747	4,436	1,285	(18,683)
Net loss	$(2,186,522)	$(70,592)	$(15,566)	$(4,045)	$(2,276,725)

Attributed to:
Equity holders of the Company	$(2,185,316)	$(70,592)	$(15,566)	$(4,045)	$(2,275,519)
Non-controlling interests	(1,206)	-	-	-	(1,206)
Net loss	$(2,186,522)	$(70,592)	$(15,566)	$(4,045)	$(2,276,725)

	Three months ended March 31, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(240,620)	$-	$-	$-	$(240,620)
Salaries and benefits	(570,857)	-	-	-	(570,857)
Share-based compensation	(9,133)	-	-	-	(9,133)
Other operating expenses	(629,579)	(59,975)	(11,766)	(2,444)	(703,764)
Total operating expense	(1,450,189)	(59,975)	(11,766)	(2,444)	(1,524,374)

Net income from investments	124,860	-	-	-	124,860
Foreign exchange loss	(36,439)	-	-	-	(36,439)
Net loss	$(1,361,768)	$(59,975)	$(11,766)	$(2,444)	$(1,435,953)

Attributed to:
Equity holders of the Company	$(1,334,707)	$(59,975)	$(11,766)	$(2,444)	$(1,408,892)
Non-controlling interests	(27,061)	-	-	-	$(27,061)
Net loss	$(1,361,768)	$(59,975)	$(11,766)	$(2,444)	$(1,435,953)

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New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in US dollars)

	Nine months ended March 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(340,114)	$-	$-	$-	$(340,114)
Salaries and benefits	(1,171,969)	-	-	-	(1,171,969)
Share-based compensation	(2,515,235)	-	-	-	(2,515,235)
Other operating expenses	(2,042,180)	(214,366)	(62,608)	(17,598)	(2,336,752)
Total operating expense	(6,069,498)	(214,366)	(62,608)	(17,598)	(6,364,070)

Net Income from investments	161,219	-	-	-	161,219
Foreign exchange (loss) gain	(39,008)	747	4,436	1,285	(32,540)
Net loss	$(5,947,287)	$(213,619)	$(58,172)	$(16,313)	$(6,235,391)

Attributed to:
Equity holders of the Company	$(5,943,316)	$(213,619)	$(58,172)	$(16,313)	$(6,231,420)
Non-controlling interests	(3,971)	-	-	-	(3,971)
Net loss	$(5,947,287)	$(213,619)	$(58,172)	$(16,313)	$(6,235,391)

	Nine months ended March 31, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(490,150)	-	$-	$-	$(490,150)
Salaries and benefits	(1,428,409)	-	-	-	(1,428,409)
Share-based compensation	(479,272)	-	-	-	(479,272)
Other operating expenses	(1,894,629)	(155,486)	(30,291)	(7,458)	(2,087,864)
Total operating expense	(4,292,460)	(155,486)	(30,291)	(7,458)	(4,485,695)

Net income from investments	208,412	-	-	-	208,412
Foreign exchange gain	164,405	-	-		164,405
Net loss	$(3,919,643)	$(155,486)	$(30,291)	$(7,458)	$(4,112,878)

Attributed to:
Equity holders of the Company	$(3,889,824)	$(155,486)	$(30,291)	$(7,458)	$(4,083,059)
Non-controlling interests	(29,819)	-	-	-	(29,819)
Net loss	$(3,919,643)	$(155,486)	$(30,291)	$(7,458)	$(4,112,878)

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended March 31,		Nine Months Ended March 31,
	2023	2022	2023	2022
Changes in non-cash operating working capital:
Receivables	$(148,511)	$88,363	$(154,663)	$83,634
Deposits and prepayments	29,324	148,747	(364,765)	(294,137)
Accounts payable and accrued liabilities	181,898	208,018	(243,026)	1,258,465
Due to a related party	(32,515)	(14,671)	(301,614)	(579)
	$30,196	$430,457	$(1,064,068)	$1,047,383

	Three Months Ended March 31,		Nine Months Ended March 31,
	2023	2022	2023	2022
Non-cash capital transactions:
(Payment) addition of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$(786,999)	$997,363	$222,360	$982,306

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